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18000785

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 23 2018
WASH, D.C.

SEC FILE NUMBER
8-27519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster	New Jersey	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. (908) 234-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Ste 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, John W. Galuchie, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.R. Winston & Company, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Piper S Sheldon
Notary Public
State of New Jersey
My Commission Expires July 13, 2021

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule (collectively, referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of T.R. Winston & Company, LLC's management. Our responsibility is to express an opinion on T.R. Winston & Company, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to T.R. Winston & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC
Certified Public Accountants

We have served as T.R. Winston & Company, LLC's auditor since 2003.

Livingston, New Jersey
February 19, 2018

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2017
ASSETS		
Cash and cash equivalents	$	553,442
Securities owned		3,940,769
Deposit with clearing broker		250,000
Leasehold certificates of deposit		175,030
Receivable from clearing broker		88,596
Prepaid expenses		56,938
Leasehold improvements, net of accumulated amortization of $32,772		23,420
Other		16,500
Total assets	$	5,104,695
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$	71,080
Accrued expenses		226,542
Securities sold, not yet purchased		1,013,737
Deferred rent		128,235
Total liabilities		1,439,594
COMMITMENTS AND CONTINGENCIES		
Members' equity		3,665,101
Total liabilities and members' equity	$	5,104,695

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF INCOME

		For the Year Ended December 31, 2017
Revenues:		
Brokerage commissions and fees	$	1,464,097
Investment banking and consulting fees		4,559,038
Principal transactions, net:		
Trading		36,276
Investing		207,640
Interest and dividends		569,780
Total revenues		6,836,831
Expenses:		
Commissions and related expenses		1,293,030
Employee compensation and benefits		2,237,283
General and administrative		611,360
Clearing fees and charges		600,175
Occupancy		593,639
Total expenses		5,335,487
Net income	$	1,501,344

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

		Members' Equity
Balance at December 31, 2016	$	2,689,757
Net income, year ended December 31, 2017		1,501,344
Withdrawal of capital by members		(526,000)
Balance at December 31, 2017	$	3,665,101

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2017
Cash flows from operating activities:		
Net income	$	1,501,344
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of leasehold improvements		11,241
Changes in operating assets and liabilities:		
Change in net receivable from clearing broker		227,877
Change in other assets		405,350
Change in securities owned		(1,185,173)
Change in leasehold certificates of deposit		20,000
Change in prepaid expenses		23,434
Change in securities sold not yet purchased		48,189
Change in accounts payable		(130,703)
Change in accrued expenses		(27,401)
Change in deferred rent		(18,373)
Net cash provided by operating activities		875,785
Cash flows from financing activities:		
Withdrawl of capital by members		(526,000)
Net cash used for financing activities		(526,000)
Net increase in cash and cash equivalents		349,785
Cash and cash equivalents at beginning of year		203,657
Cash and cash equivalents at end of year	$	553,442
Supplemental Disclosure of Cash Flow Information:		
Cash paid for state and local taxes	$	88,075

The accompanying notes are an integral part of these financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements
for the year ended December 31, 2017

1. Organization and Nature of Business

T.R. Winston & Company, LLC (the "Company") is a licensed securities broker-dealer in all states and the District of Columbia and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The NASDAQ Stock Market, LLC ("NASDAQ") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts retail and institutional securities brokerage, trading and investment banking business.

2. Significant Accounting Policies

Basis of Accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company records all securities transactions and the related revenues and expenses on a trade-date basis. The effect of all unsettled transactions at December 31, 2017 is accrued in the statement of financial condition.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased:
The Company takes proprietary trading securities positions to satisfy customer demand for NASDAQ market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities. Realized and unrealized gains and losses from principal investment securities are included in principal transactions investing revenues. All securities are presented at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
>
> Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as Level 3. The Company only uses Level 1 inputs to value its securities.

Brokerage Commissions and Fees:
The Company records brokerage commission and fees and related expenses on a trade-date basis as transactions occur.

Investment Banking and Consulting Fees:
Investment banking fees include net revenues arising from securities offerings in which the Company acts as a placement agent and are recorded when each transaction is closed. Investment banking fees also include revenues earned from providing merger and acquisition and strategic and restructuring advice to corporate clients and are recorded as revenue when earned, which varies by engagement. The Company will supplement its existing employees by engaging independent licensed contractors to perform some of the services required.

Interest Income/Expense:
The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances, if any, at the clearing broker.

Income Taxes:
The Company was formed as a Delaware limited liability company during 2003 and as such is classified as a partnership for federal income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's members. However, the Company is responsible for franchise tax fees, rent taxes and other minimum taxes imposed by several state and local authorities. The Company is required to pay franchise taxes to the City of Los Angeles and rent taxes to New York City which amounted to approximately $17,000 and $8,000, respectively, during the year ended December 31, 2017. For financial statement purposes, the Company utilizes recognition threshold and measurement principles of tax positions taken or expected to be taken on a tax return. At December 31, 2017, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded as of December 31, 2017.

Cash and Cash Equivalents:
The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. The Company maintains cash and cash equivalent balances at financial institutions which, at times, exceed insured limits.

Leasehold Improvements:
The Company records all leasehold improvements at cost. Amortization of leasehold improvements is computed using the straight-line method over the five year life of the lease. Amortization of leasehold improvements for the year ended December 31, 2017 amounted to $11,241.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2017 through February 19, 2018, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

3. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606), which was amended by subsequent ASU's. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements. The adoption of this ASU is not expected to have a material effect on how the Company recognizes revenue, measures revenue, and presents and discloses in the financial statements.

4. Clearing Broker

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the fully disclosed clearing agreement, the Company has a deposit of $250,000 on account with the Clearing Broker. At December 31, 2017, the amount receivable from the Clearing Broker was $88,596. The Company is subject to credit risk should the Clearing Broker be unable to repay the deposit, amounts due from the Clearing Broker or the securities owned by the Company and held in custody by the Clearing Broker.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $2,685,568 which was $2,585,568 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1. The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the "computation of reserve requirements."

6. Commitments and Contingencies

Leases:
The Company leases its main office facilities under an initial five-year lease agreement with an unrelated party, the latest renewal of which, expires August 31, 2019. The Company has signed five-year lease agreements for its Los Angeles, California and New York, New York offices with different unrelated parties. As a condition to these leases the Company had to provide the Los Angeles and New York landlords with irrevocable letters of credit in the amounts of $40,000 and $135,030, respectively. These letters of credit are collateralized by certificates of deposit of like amounts and are included in leasehold certificates of deposit. There were no amounts drawn on either letter of credit as of December 31, 2017.

The Company subleases part of its main, Los Angeles and New York premises to several subtenants on a monthly basis. Rental income under these sublease agreements in 2017 was approximately $220,000. Aggregate net rent expense for the year ended December 31, 2017 was approximately $442,000. The Company leases one additional office space location under a two-year lease agreement.

The Company leases all of its facilities under operating leases. Two of these lease agreements provide for rent holidays and escalation clauses. U.S. GAAP requires rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the leases compared to the straight-line basis is recorded as deferred rent. Future minimum rental requirements under the terms of all leases are approximately:

2018	$ 665,000
2019	$ 648,000
2020	$ 288,000

Legal Matters:
The Company, as part of doing business, may from time to time be involved in legal matters. In the opinion of management and after consultation with legal counsel, there are no matters, alone or in the aggregate, that are considered to be material to the financial statements.

7. Related Party Transactions

Included in interest income is approximately $385,000 received from a related party which is a limited liability company. The Company's members collectively own approximately 36% of this limited liability company.

8. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consisted entirely of marketable equity securities. These securities are recorded at fair values that were available in active markets for identical investments ("Level 1") as of December 31, 2017 and are listed below:

Assets:	
Securities owned:	
Marketable equity securities	$ 3,940,769
Liabilities:	
Securities sold, not yet purchased:	
Marketable equity securities	$ 1,013,737

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2017 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2017.

Approximately $176,000 of securities owned and $122,000 of securities sold, not yet purchased consisted of companies established under the laws of a foreign country but are traded on U.S. markets.

9. Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the financial statements of T.R. Winston & Company, LLC as of and for the year ended December 31, 2017, and have issued our report thereon dated February 19, 2018, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, contained on page 14, has been subjected to audit procedures performed in conjunction with the audit of T.R. Winston & Company, LLC's financial statements. The supplementary information is the responsibility of T.R. Winston & Company, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co. LLC
Certified Public Accountants

Livingston, New Jersey
February 19, 2018

Schedule I

T. R. WINSTON & COMPANY, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

Net Capital		
Total members' equity from statement of financial condition	$	3,665,100
Subtract:		
Other assets		(276,737)
Tentative net capital		3,388,363
Haircuts on securities owned		(595,397)
Undue concentration haircut		(107,398)
Net capital	$	2,685,568
Aggregate Indebtedness		
Accounts payable	$	71,080
Accrued expenses		226,542
Deferred rent		128,235
Total aggregate indebtedness	$	425,857
Minimum net capital required [Pursuant to Rule 15c3-1(a)(4)]	$	100,000
Excess net capital	$	2,585,568
Net capital in excess of 120% of minimum requirement	$	2,565,568
Ratio of aggregate indebtedness to net capital		0.16

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2017.

****

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have reviewed management's statements included in the accompanying Exemption Report in which (1) T.R. Winston & Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which T.R. Winston & Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("exemption provisions"), and (2) T.R. Winston & Company, LLC stated that T.R. Winston & Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. T.R. Winston & Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.R. Winston & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 19, 2018

Schedule II

T. R. WINSTON & COMPANY, LLC
EXEMPTION REPORT
As of December 31, 2017

T. R Winston & Company, LLC ("the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the computation of reserve requirements and from having to furnish information relating to possession or control requirements. The Company was in compliance with this exemptive provision at all times during the year ended December 31, 2016.

T.R. Winston & Company, LLC

I, John W. Galuchie, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
President

Date: February 19, 2018